                                    Exhibit

1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS

		Three months ended June 30		Six months ended June 30
(Unaudited - in millions of U.S. dollars, except per share amounts)	Note	2025	2024	2025	2024
Revenues	17	308.4	218.2	517.5	410.3
Operating expenses	3	111.0	109.5	214.4	216.3
Depreciation and depletion		66.0	69.8	123.2	132.5
Revenue less cost of goods sold		131.4	38.9	179.9	61.5
Corporate administration		5.5	5.4	10.8	11.2
Corporate restructuring	17	—	—	3.3	—
Share-based payment expenses	14	9.0	3.5	13.5	4.3
New Afton free cash flow interest (income) expense	5	(6.0)	—	2.8	—
Exploration and business development		10.0	6.0	14.6	6.9
Earnings from operations		112.9	24.0	134.9	39.1
Finance income	3	1.5	1.8	2.5	3.9
Finance costs	3	(11.7)	(2.3)	(25.4)	(4.9)
Other losses	3	(30.7)	(0.5)	(53.9)	(55.6)
Earnings (loss) before taxes		72.0	23.0	58.1	(17.5)
Income tax (expense) recovery	15	(3.4)	30.1	(6.2)	27.1
Net earnings		68.6	53.1	51.9	9.6
Earnings per share
Basic	14	0.09	0.07	0.07	0.01
Diluted	14	0.09	0.07	0.07	0.01
Weighted average number of shares outstanding (in millions)
Basic	14	791.8	738.6	791.4	714.2
Diluted	14	797.2	744.9	796.8	720.4
See accompanying notes to the condensed interim consolidated financial statements.

2 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30		Six months ended June 30
(unaudited - in millions of U.S. dollars)	Note	2025	2024	2025	2024
Net earnings		68.6	53.1	51.9	9.6
Other comprehensive income
Loss on revaluation of non-current derivative financial liabilities	10	(0.7)	(2.0)	(3.7)	(15.5)
Total comprehensive income (loss)		67.9	51.1	48.2	(5.9)
See accompanying notes to the condensed interim consolidated financial statements.
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                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at June 30	As at December 31
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents		225.8	105.2
Trade and other receivables	4	27.0	26.2
Inventories	7	120.1	118.7
Investments		7.2	5.1
Prepaid expenses and other		13.7	18.9
Total current assets		393.8	274.1
Non-current inventories	7	44.4	32.6
Mining interests	8	2,010.8	1,687.1
Other assets		2.1	1.3
Deferred tax assets		10.5	8.7
Total assets		2,461.6	2,003.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	5	218.3	196.1
Gold prepayment obligation	6	112.4	—
Current debt	9	110.5	—
Current income tax payable		1.9	0.5
Total current liabilities		443.1	196.6
Reclamation and closure cost obligations	13	119.4	117.8
Non-current derivative financial liabilities	10	180.4	174.6
Long-term debt	9	543.8	397.0
Deferred tax liabilities		61.1	55.6
Lease obligations	11	1.8	2.0
Other liabilities		10.4	7.9
Total liabilities		1,360.0	951.5
Equity
Common shares	14	3,336.9	3,334.5
Contributed surplus		104.9	106.2
Other reserves		(34.9)	(31.2)
Deficit		(2,305.3)	(2,357.2)
Total equity		1,101.6	1,052.3
Total liabilities and equity		2,461.6	2,003.8
See accompanying notes to the condensed interim consolidated financial statements.

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                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six months ended June 30
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
COMMON SHARES
Balance, beginning of period		3,334.5	3,163.5
Issuance of common shares		—	164.6
Issuance of common shares under First Nations agreements	14	0.4	3.9
Exercise of options and vested performance share units	14	2.0	1.5
Balance, end of period		3,336.9	3,333.5
CONTRIBUTED SURPLUS
Balance, beginning of period		106.2	106.9
Exercise of options and vested performance share units	14	(2.0)	(1.5)
Equity settled share-based payments		0.7	1.0
Balance, end of period		104.9	106.4
OTHER RESERVES
Balance, beginning of period		(31.2)	(135.9)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		—	114.5
Loss on revaluation of non-current derivative financial liabilities	10	(3.7)	(15.5)
Balance, end of period		(34.9)	(36.9)
DEFICIT
Balance, beginning of period		(2,357.2)	(2,345.3)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		—	(114.5)
Net earnings		51.9	9.6
Balance, end of period		(2,305.3)	(2,450.2)
Total equity		1,101.6	952.8
See accompanying notes to the condensed interim consolidated financial statements.
5 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended June 30		Six months ended June 30
(Unaudited - in millions of U.S. dollars)	Note	2025	2024	2025	2024
OPERATING ACTIVITIES
Net earnings		68.6	53.1	51.9	9.6
Adjustments for:
Foreign exchange loss (gain)		6.9	(0.6)	7.5	(4.6)
Depreciation and depletion		66.0	70.0	123.5	132.8
New Afton free cash flow interest (income) expense	5	(6.0)	—	2.8	—
Other non-cash adjustments	16	12.3	(2.1)	37.2	53.0
Income tax expense (recovery)	15	3.4	(30.1)	6.2	(27.1)
Finance income	3	(1.4)	(1.8)	(2.4)	(3.9)
Finance costs	3	11.8	2.3	25.5	4.9
Reclamation and closure costs paid	13	(0.1)	—	(0.2)	(0.2)
		161.5	90.8	252.0	164.5
Change in non-cash operating working capital	16	2.0	10.0	19.5	(7.8)
Income taxes paid		(0.6)	(0.4)	(1.0)	(1.5)
Cash generated from operations		162.9	100.4	270.5	155.2
INVESTING ACTIVITIES
Mining interests		(92.1)	(72.2)	(167.3)	(133.3)
New Afton mineral properties acquisition	8	(280.0)	—	(280.0)	—
Proceeds from sale of other assets		—	0.2	—	0.2
Interest received		1.3	1.8	2.4	3.9
Cash used by investing activities		(370.8)	(70.2)	(444.9)	(129.2)
FINANCING ACTIVITIES
Proceeds received from exercise of options		0.7	0.2	0.7	0.3
Proceeds received from issuance of common shares (net of transaction costs)		—	164.6	—	164.6
Proceeds from gold prepayment	6	100.1	—	100.1	—
Extinguishment of New Afton Free Cash Flow obligation	10	(20.0)	(257.5)	(20.0)	(257.5)
Lease payments		(1.1)	(0.5)	(2.3)	(1.8)
Settlement of non-current derivative financial liabilities	10	(7.2)	(7.5)	(13.5)	(14.7)
Credit facility drawdown	9	150.0	100.0	150.0	100.0
Interest paid		(2.8)	(1.6)	(21.6)	(17.4)
Other finance charges		—	—	(0.7)	—
Financing initiation costs		—	—	(1.2)	—
Issuance of senior unsecured notes, net of transaction costs	9	—	—	393.7	—
Repayment of senior unsecured notes, including redemption premium paid	9	—	—	(291.4)	—
Cash generated from (used by) financing activities		219.7	(2.3)	293.8	(26.5)
Effect of exchange rate changes on cash and cash equivalents		1.2	(0.2)	1.1	(0.6)
Change in cash and cash equivalents		13.0	27.7	120.6	(1.1)
Cash and cash equivalents, beginning of period		212.8	156.7	105.2	185.5
Cash and cash equivalents, end of period		225.8	184.4	225.8	184.4
Cash and cash equivalents are comprised of:
Cash		160.9	164.5	160.9	164.5
Short-term money market instruments		64.9	19.9	64.9	19.9
		225.8	184.4	225.8	184.4
See accompanying notes to the condensed interim consolidated financial statements.
6 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2025
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in British Columbia, Canada (“New Afton”), and the Rainy River Mine in Ontario, Canada (“Rainy River”).
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada. The Company's head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3.
2. Basis of preparation and material accounting policies
(a) Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024 which includes information necessary or useful to understanding the Company's business and financial statement presentation.
In particular, the Company's accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of these unaudited condensed interim consolidated financial statements.
These consolidated financial statements were approved by the Board of Directors of the Company on July 25, 2025.
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                                    Exhibit
3. Expenses
(a) Operating expenses by nature

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
OPERATING EXPENSES BY NATURE
Raw materials and consumables	48.5	41.7	92.5	85.0
Salaries and employee benefits	50.0	42.0	94.8	87.2
Contractors	32.8	19.2	63.1	44.1
Repairs and maintenance	22.0	16.0	39.3	33.8
General and administrative	6.8	8.0	14.5	14.9
Leases	1.5	2.2	2.3	5.5
Royalties	4.0	1.7	6.2	4.2
Drilling and analytical	0.9	0.8	1.6	1.8
Ore purchase costs	1.0	0.4	1.9	1.1
Other	0.5	2.3	5.9	3.4
Total production expenses	168.0	134.3	322.1	281.0
Less: Production expenses capitalized	(43.4)	(35.6)	(98.7)	(67.2)
Less: Change in inventories	(13.6)	10.8	(9.0)	2.5
Total operating expenses	111.0	109.5	214.4	216.3

(b) Finance costs and income

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
FINANCE INCOME
Interest income	1.5	1.8	2.5	3.9
FINANCE COSTS
Interest on senior unsecured notes	8.8	7.6	16.4	15.0
Interest on Credit Facility	1.7	—	1.7	—
Accretion	1.3	1.2	2.5	2.4
Loss on repayment of long-term debt (Note 9)	—	—	4.4	—
Other finance costs	1.4	2.0	3.1	3.7
Total finance costs	13.2	10.8	28.1	21.1
Less: amounts included in cost of qualifying assets	(1.5)	(8.5)	(2.7)	(16.2)
Total finance costs	11.7	2.3	25.4	4.9

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                                    Exhibit
(c) Other (losses) and gains

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
OTHER (LOSSES) AND GAINS
(Loss) gain on foreign exchange	(8.4)	0.8	(8.9)	4.8
Loss on disposal of assets	—	(0.6)	—	(1.2)
Unrealized gain on revaluation of investments	0.5	0.4	2.1	0.9
Unrealized loss on revaluation of non-current derivative financial liabilities (Note 10)	(15.6)	(41.1)	(41.4)	(99.0)
Gain on extinguishment of New Afton free cash flow interest obligation	—	42.3	—	42.3
Gain (loss) on foreign exchange derivative	5.5	(1.3)	7.3	(3.9)
Gain (loss) on fuel hedge swap contracts	0.2	(0.1)	0.3	1.0
Unrealized loss on gold prepayment (Note 6)	(12.3)	—	(12.3)	—
Flow through share premium	—	0.7	—	0.7
Other	(0.6)	(1.6)	(1.0)	(1.2)
Total other losses	(30.7)	(0.5)	(53.9)	(55.6)
4. Trade and other receivables

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER RECEIVABLES
Trade receivables	22.5	21.6
Sales tax receivable	3.6	3.2
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	0.2	1.2
Other	0.7	0.2
Total trade and other receivables	27.0	26.2
5. Trade and other payables

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER PAYABLES
Trade payables	40.4	36.9
Interest payable	11.7	14.1
Accruals	89.3	74.9
New Afton free cash flow interest other liabilities(1)	—	20.0
New Afton free cash flow interest payable(2)	2.8	—
Current portion of reclamation and closure cost obligations (Note 13)	6.9	1.6
Current portion of the Rainy River gold stream obligation (Note 10)	64.5	42.6
Current portion of derivative liabilities (Note 12)	—	5.3
Current portion of lease liabilities (Note 11)	2.7	0.7
Total trade and other payables	218.3	196.1
1.In 2024, the Company entered into an Amending Agreement with Ontario Teachers Pension Plan ("Ontario Teachers") to reduce the free cash flow interest held by Ontario Teachers in New Afton from 46.6% to 19.9%. The consideration for the disposition included a contingent obligation
9 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
of $20.0 million to Ontario Teachers should there be a change of control of New Gold prior to January 2026. The contingent obligation was extinguished in May 2025 as a result of the free cash flow buyback transaction (Note 8).
2.Represents the Company's obligation to Ontario's Teachers for 19.9% of New Afton's free cash flow for the quarter ended June 30, 2025. The obligation was extinguished in May 2025. This balance reflects the liability accrued from January up to (and including) April 2025, payable in the first quarter of 2026.

6. Gold prepayment obligation
To finance the agreement with Ontario Teachers to acquire the remaining 19.9% free cash flow interest in New Afton, New Gold entered into a gold prepayment financing arrangement with a syndicate of financial institutions. For the gold prepayment financing arrangement, the Company received $100.1 million in April 2025 from a syndicate of financial institutions in exchange for delivery of 2,771 oz of gold bullion per month effective July 2025, maturing June 2026. Settlement of ounces is not linked to the Company’s own production as settlement will occur with the delivery of gold bullion purchased in the open market.
For accounting purposes, the gold prepayment did not meet the own use exemption to be treated as an executory contract, as such, the contract is a financial liability with an embedded derivative. As allowed under IFRS 9, the Company elected to account for the entire contract as a financial liability at Fair Value Through Profit or Loss ("FVTPL") under IFRS 9 and will revalue the liability based on the average gold forward curve at each reporting period on the consolidated statement of financial position, with changes in fair value recognized in other gains and losses.
The gold prepayment financing is recorded as a current liability on the statement of financial position and is settled as gold ounces are delivered. As at June 30, 2025, the fair value of the liability is recognized at $112.4 million.
7. Inventories

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
INVENTORIES
Stockpile ore	57.5	45.2
Work-in-process	17.1	17.1
Finished goods(1)	16.1	14.4
Supplies	73.8	74.6
Total inventories	164.5	151.3
Less: non-current stockpile inventories	(44.4)	(32.6)
Total current inventories	120.1	118.7
1.The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2025 was $105.3 million (2024 - $106.3 million) and $205.2 million (2024 - $209.3 million).

10 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
8. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2023	2,001.2	367.2	1,583.9	112.5	4,064.8
Additions	106.5	18.0	51.4	71.5	247.4
Disposals	—	—	(7.0)	—	(7.0)
Transfers(1)	541.1	(271.0)	(268.2)	(1.9)	—
Disposal of mineral property interest(2)	(324.2)	(110.2)	(173.9)	—	(608.3)
As at December 31, 2024	2,324.6	4.0	1,186.2	182.1	3,696.9
Additions	12.7	—	9.6	151.1	173.4
Mineral property interest buyback(3)	219.8	—	60.2	—	280.0
Disposals	—	—	(3.6)	—	(3.6)
Transfers(2)	123.2	—	45.9	(169.1)	—
As at June 30, 2025	2,680.3	4.0	1,298.3	164.1	4,146.7
ACCUMULATED DEPRECIATION
As at December 31, 2023	1,246.1	—	891.5	—	2,137.6
Depreciation for the year	169.1	—	47.7	—	216.7
Disposal of mineral property interest(2)	(233.4)	—	(102.7)	—	(336.1)
Disposals	—	—	(8.4)	—	(8.4)
As at December 31, 2024	1,181.8	—	828.0	—	2,009.8
Depreciation for the year	88.9	—	40.8	—	129.7
Disposals	—	—	(3.6)	—	(3.6)
As at June 30, 2025	1,270.7	—	865.3	—	2,135.9
CARRYING AMOUNT
As at December 31, 2024	1,142.8	4.0	358.2	182.1	1,687.1
As at June 30, 2025	1,409.6	4.0	433.0	164.1	2,010.8
1.In 2024, transfers to depletable included $232.3 million related to C-Zone development as a result of achieving commercial production at C-Zone in October 2024.
2.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which was determined for accounting purposes to be a partial disposition of mineral property with a net book value of $272.2 million.
3.In May 2025, the Company closed the Transaction to eliminate the Ontario Teachers free cash flow interest in New Afton, and as a result reacquired 19.9% of New Afton's mineral interest recognized at a fair value of $280.0 million (Note 10).

Consolidation of 100% Interest in New Afton
In April 2025, the Company entered into an agreement with Ontario Teachers to acquire its remaining 19.9% free cash flow interest in New Afton (the "Transaction"). The Transaction closed in May 2025, and as a result, Ontario Teachers' free cash flow interest in New Afton, and the $20.0 million contingent liability were fully eliminated in exchange for a cash payment of $300.0 million from the Company. The Company funded the $300.0 million cash payment with cash on hand, borrowings from its existing revolving credit facility, and a gold prepayment financing arrangement with a syndicate of financial institutions. The transaction resulted in the acquisition of mining interests valued at $280.0 million.

11 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Carrying amount by property as at June 30, 2025

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	926.8	—	156.6	38.8	1,122.2
Rainy River	482.8	2.9	273.9	125.3	885.0
Other(1)	—	1.1	2.5	—	3.6
Carrying amount	1,409.6	4.0	433.0	164.1	2,010.8
1.Other includes Cerro San Pedro ("CSP") and corporate balances.
Carrying amount by property as at December 31, 2024

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	684.6	—	78.1	81.1	843.8
Rainy River	458.2	2.9	277.3	101.0	839.4
Other(1)	—	1.1	2.8	—	3.9
Carrying amount	1,142.8	4.0	358.2	182.1	1,687.1
1.Other includes CSP and corporate balances.
9. Debt
Long-term debt consists of the following:

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
LONG-TERM DEBT
Senior unsecured notes - due April 1, 2032 (a)	393.8	—
Senior unsecured notes - due July 15, 2027 (b)	110.5	397.0
Credit Facility (c)	150.0	—
Total long-term debt	654.3	397.0
Less: amounts reclassified to current liabilities(1)	(110.5)	—
Total long-term debt	543.8	397.0
1.In June 2025, the Company issued a notice to redeem the remaining aggregate principal amount outstanding on the 2027 Notes in July 2025. As a result the principal amount of $111.2 million, less unamortized accretion, totaling $110.5 million, was transferred to current liabilities on the statement of financial position.
(a) Senior Unsecured Notes - due April 1, 2032
On March 18, 2025, the Company issued $400.0 million of senior unsecured notes ("2032 Unsecured Notes") for net cash proceeds of $393.7 million after transaction costs. The face value is $400.0 million. The 2032 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year.

The Company incurred initial transaction costs of $6.3 million which have been offset against the carrying amount of the 2032 Unsecured Notes and are being amortized to net earnings using the effective interest
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                                    Exhibit
method.

The 2032 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
The 2032 Unsecured Notes are redeemable by the Company in whole or in part during the 12 month period beginning on April 1 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2032 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
April 1, 2028	103.438
April 1, 2029	101.719
April 1, 2030 and thereafter	100.000
(b) Senior Unsecured Notes - due July 15, 2027
On March 18, 2025, the Company completed the partial redemption of outstanding senior unsecured notes that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The partial redemption of $288.8 million of the initial $400.0 million principal amount of the 2027 Unsecured Notes was funded from the net proceeds of the Company's recent issuance of $400.0 million aggregate principal amount of its 2032 Unsecured Notes. The Company recognized a loss on repayment of long-term debt of $4.4 million, primarily comprised of a $2.6 million tender offer premium and the partial de-recognition of deferred financing charges associated with the 2027 Unsecured Notes.

As at June 30, 2025, the Company has $111.2 million aggregate principal amount outstanding of its 2027 Unsecured Notes. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
On July 15, 2025, the Company redeemed the remaining $111.2 million aggregate principal amount of the outstanding 2027 Unsecured Notes.
(c) Credit Facility
On December 31, 2024, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of December 2026 and a borrowing limit of $400.0 million. In March 2025, the Company entered into an amended and restated credit agreement with its syndicate of financial institutions which extended the maturity date to March 2029. The borrowing limit remains at $400.0 million with an option to increase the limit up to $500.0 million through an accordion feature.
13 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

The accordion feature permits the Company to request that the aggregate principal amount of the credit limit be increased by up to a maximum of an additional $100.0 million if approved by one or more members of the credit facility syndicate. This feature provides the Company flexibility to access additional funding if needed. As at June 30, 2025, the Company has not exercised the accordion feature.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended June 30	Twelve months ended December 31
Financial Covenant		2025	2024
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1.0	12.9 : 1	11.0 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1.0	1.3 : 1	1.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1.0	0.3 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.25% over term-adjusted SOFR as at June 30, 2025 (December 31, 2024 – 2.50% over term-adjusted SOFR). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73% over SOFR, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.51% over SOFR as at June 30, 2025 (December 31, 2024 – 0.56% over SOFR).
As at June 30, 2025, $150.0 million had been drawn under the Credit Facility (December 31, 2024 - $nil). The draw was used to partially fund the acquisition of the remaining 19.9% free cash flow interest in New Afton from Ontario Teachers (Note 8). The Credit Facility has also been used to issue letters of credit amounting to $23.9 million (December 31, 2024 - $23.3 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

14 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
10. Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	TOTAL
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2023	199.9	543.4	743.3
Settlements during the period	(33.1)	—	(33.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(1.2)	12.2	11.0
Other fair value adjustments(2)	51.6	79.0	130.6
Extinguishment of New Afton free cash flow interest obligation(3)	—	(634.6)	(634.6)
Balance, December 31, 2024	217.2	—	217.2
Less: current portion(4)	(42.6)	—	(42.6)
Non-current portion of derivative financial liabilities	174.6	—	174.6
Balance, December 31, 2024	217.2	—	217.2
Settlements during the period(5)	(17.4)	—	(17.4)
Fair value adjustments related to changes in the Company’s own credit risk(1)	3.7	—	3.7
Other fair value adjustments(2)	41.4	—	41.4
Balance, June 30, 2025	244.9	—	244.9
Less: current portion(4)	(64.5)	—	(64.5)
Non-current portion of derivative financial liabilities	180.4	—	180.4
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income (loss).
2.Other fair value adjustments are included in Other Losses in the condensed interim consolidated income statements.
3.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which resulted in a derecognition of the FVTPL during the second quarter of 2024.
4.The current portion of the derivative financial liabilities is included in trade and other payables on the condensed interim statement of financial position.
5.Settlements during the period are on an accrual basis. During the six months ended June 30, 2025, the Company paid 13.5 million in cash towards settlements of the Rainy River gold stream obligation.

Rainy River Gold Stream Obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. ("Royal Gold"). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. There is no outstanding balance remaining on the $175.0 million deposit.
The Company has designated the Rainy River gold stream obligation as a FVTPL under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the condensed interim consolidated income statements and condensed interim consolidated statements of comprehensive income (loss).
15 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Fair value adjustments represent the net effect on the Rainy River gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
Components of the adjustment to fair value for the non-current derivative financial liability at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation elimination
In 2020, New Gold entered into a strategic partnership ("Original Agreement") with Ontario Teachers. Under the terms of the Original Agreement, Ontario Teachers acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. The Original Agreement was determined to be a financial liability that the Company designated as FVTPL under the scope of IFRS 9.
In May 2024, the Company entered into an amending agreement ("Amending Agreement") with Ontario Teachers to reduce the free cash flow interest to 19.9% in exchange for a cash payment of $255.0 million. The Company determined that the Amending Agreement constituted a substantial modification of the Original Agreement which resulted in a derecognition of the FVTPL liability. Consideration for the disposal consisted of the $255.0 million cash payment, $2.5 million in transaction costs, the 19.9% free cash flow interest, and a contingent obligation of $20.0 million payable to Ontario Teachers should there be a change of control of New Gold prior to January 2026. The Company determined that the Amending Agreement constituted an executory contract and a partial disposal of the New Afton Mining Interest with a book value of $272.2 million as at May 31, 2024.
11. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the condensed consolidated interim statement of financial position and are classified as plant & equipment as per Note 8 of the Company’s condensed interim consolidated financial statements.

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
RIGHT-OF-USE- ASSETS
Opening balance	4.6	17.9
Additions	3.6	0.4
Depreciation	(2.2)	(1.9)
Transfers(1)	—	(11.8)
Total right-of-use-assets	6.0	4.6
1. 2024 transfers of right-of-use assets (net of accumulated depreciation) from leased to owned.
16 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(b) Lease liabilities
See below for a maturity analysis of the Company’s lease payments:

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
MATURITY ANALYSIS FOR LEASES
Less than 1 year	2.7	0.6
Between 1 and 3 years	1.5	1.2
Between 3 and 5 years	0.1	0.9
Total undiscounted lease payments(1)	4.3	2.7
Carrying value of lease liabilities	4.5	2.7
Less: current portion of lease liabilities(2)	(2.7)	(0.7)
Non-current portion of lease liabilities	1.8	2.0
1.Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.
For the three and six months ended June 30, 2025, the Company recognized $0.1 million and $0.2 million (2024 - $0.1 million and $0.2 million ) in interest expense on lease liabilities.
For the three and six months ended June 30, 2025, the Company expensed $2.7 million and $3.6 million (2024 - $2.5 million and $6.3 million) related to leases that are classified as short term.
12. Derivative instruments

	As at June 30	As at December 31
(in millions of U.S. dollars)	2025	2024
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	2.6	(5.3)
Fuel hedge swap contracts(2)	0.3	0.1
Unsettled provisionally priced concentrate derivatives, and swap contracts(3)	0.2	1.2
1.Foreign exchange forward contracts are included within prepaid expenses and other in the statement of financial position.
2.Fuel hedge swap contracts are included within prepaid expenses and other in the statement of financial position.
3.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at June 30, 2025. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
17 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Three months ended June 30, 2025			Six months ended June 30, 2025
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	8.4	1.6	10.0	11.1	4.4	15.5
Unrealized	(2.7)	1.3	(1.4)	0.4	1.3	1.7
Total gain	5.7	2.9	8.6	11.5	5.7	17.2

	Three months ended June 30, 2024			Six months ended June 30, 2024
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	3.5	5.9	9.4	4.5	5.9	10.4
Unrealized	(1.6)	(1.3)	(2.9)	0.2	(0.6)	(0.4)
Total gain	1.9	4.6	6.5	4.7	5.3	10.0
The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended June 30, 2025			Six months ended June 30, 2025
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(8.9)	(3.1)	(12.0)	(10.5)	(4.7)	(15.2)
Unrealized	3.5	0.1	3.6	(0.2)	(1.3)	(1.5)
Total loss	(5.4)	(3.0)	(8.4)	(10.7)	(6.0)	(16.7)

	Three months ended June 30, 2024			Six months ended June 30, 2024
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(3.2)	(5.5)	(8.7)	(3.3)	(5.4)	(8.7)
Unrealized	2.2	2.9	5.1	0.1	1.5	1.6
Total loss	(1.0)	(2.6)	(3.6)	(3.2)	(3.9)	(7.1)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at June 30	As at December 31
	2025	2024
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	1.6	0.8
Copper pounds (millions)	1.0	0.4
(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with
18 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company entered into foreign exchange forward contracts hedging an average of C$43.5 million per month during the first half of 2025, and C$42.0 million per month for the third quarter of 2025. As at June 30, 2025, the fair value of the unrealized foreign exchange forward contract assets were $2.6 million (December 31, 2024 - $5.3 million forward contract liabilities).

(c) Diesel fuel hedge swap contracts
The Company entered into diesel fuel hedge swap contracts for Rainy River in order to reduce exposure to volatile fuel prices. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.
The Company hedged an average of 0.7 million gallons per month during the first half of 2025, 0.7 million gallons per month for the third quarter of 2025, and 0.1 million gallons per month for the fourth quarter of 2025. As at June 30, 2025 the fair value of the unrealized fuel hedge swap contract assets was $0.3 million (December 31, 2024 - $0.1 million swap contract assets).
13. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Rainy River	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2023	33.1	91.0	0.1	124.2
Reclamation expenditures	—	(0.4)	(0.1)	(0.5)
Unwinding of discount	0.9	2.7	—	3.6
Revisions to expected cash flows	3.1	(1.2)	—	1.9
Foreign exchange movement	(2.7)	(7.1)	—	(9.8)
Balance – December 31, 2024	34.4	85.0	—	119.4
Less: current portion of closure costs (Note 5)	(0.3)	(1.3)	—	(1.6)
Non-current portion of closure costs	34.1	83.7	—	117.8
Balance – December 31, 2024	34.4	85.0		119.4
Reclamation expenditures	—	(0.2)	—	(0.2)
Unwinding of discount	0.5	1.4	—	1.9
Revisions to expected cash flows	(0.6)	(0.9)	—	(1.5)
Foreign exchange movement	1.9	4.8	—	6.7
Balance – June 30, 2025	36.2	90.1	—	126.3
Less: current portion of closure costs (Note 5)	(0.5)	(6.4)	—	(6.9)
Non-current portion of closure costs	35.7	83.7	—	119.4

19 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
14. Share capital
At June 30, 2025, the Company had unlimited authority to issue common shares, and 791.7 million common shares outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2023	687,006	3,163.5
Issuance of common shares(1)	100,395	164.6
Issuance of common shares under First Nations agreements	2,400	3.9
Exercise of options and vested performance share units	1,129	2.5
Balance at December 31, 2024	790,930	3,334.5
Issuance of common shares under First Nations agreements	133	0.4
Exercise of options and vested performance share units	639	2.0
Balance at June 30, 2025	791,702	3,336.9
1.In May 2024, the Company completed an equity issuance of 100,395,000 common shares at a price of $1.72 per common share for gross proceeds of $172.7 million. Transaction costs amounted to $8.1 million and have been netted against the gross proceeds of the equity issuance.

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
SHARE-BASED PAYMENT EXPENSES
Stock option expense	—	—	—	0.1
Performance share unit expense	1.8	0.4	2.3	0.6
Restricted share unit expense	8.1	2.2	11.7	3.6
Deferred share unit expense	3.4	1.9	5.0	1.9
Shares issued under First Nations agreements	—	—	0.4	0.2
Total share-based payment expenses	13.4	4.5	19.4	6.4
Less: included within operating expenses	(4.4)	(1.0)	(5.9)	(2.1)
Share-based payment expenses	9.0	3.5	13.5	4.3

20 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(i) Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2023	1,730	1.93
Exercised	(936)	1.85
Forfeited	(307)	2.03
Expired	(30)	1.81
Balance at December 31, 2024	457	2.04
Exercised	(221)	1.91
Forfeited	(8)	2.18
Balance at June 30, 2025	228	2.15

Earnings per share
The following table sets out the calculation of earnings per share:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
CALCULATION OF EARNINGS PER SHARE
Net earnings	68.6	53.1	51.9	9.6
Basic weighted average number of shares outstanding (in millions)	791.8	738.6	791.4	714.2
Dilution of securities:
Stock options, deferred share units, performance share units	5.5	6.3	5.5	6.2
Diluted weighted average number of shares outstanding (in millions)(1)	797.2	744.9	796.8	720.4
Net earnings per share:
Basic	0.09	0.07	0.07	0.01
Diluted	0.09	0.07	0.07	0.01
1.No equity securities were excluded from the calculation of diluted earnings per share.
15. Income and mining taxes
The following table outlines the composition of income tax expense (recovery) between current tax and deferred tax:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
Current income and mining tax expense	1.5	0.5	2.4	1.0
Deferred income and mining tax expense (recovery)	1.9	(30.6)	3.8	(28.1)
Total income tax expense (recovery)	3.4	(30.1)	6.2	(27.1)

21 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
16. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(13.9)	(2.4)	—	1.0
Inventories	(6.0)	7.6	(2.5)	5.0
Prepaid expenses and other	2.7	3.4	11.4	4.0
Trade and other payables	19.2	1.4	10.6	(17.8)
Total change in non-cash operating working capital	2.0	10.0	19.5	(7.8)

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
OTHER NON-CASH ADJUSTMENTS
(Gain) loss on revaluation of foreign exchange forward contracts and fuel hedge swap contracts	(5.6)	0.4	(8.2)	2.9
Unrealized (gain) loss on provisionally priced concentrate contracts	(2.2)	(2.0)	(0.2)	(0.9)
Equity settled share-based payment (gain) loss	(0.7)	0.1	(0.1)	0.3
Gain on extinguishment of New Afton free cash flow obligation	—	(41.7)	—	(41.1)
Unrealized loss on revaluation of non-current derivative financial instruments (Note 10)	15.6	41.1	41.4	99.0
Unrealized loss on gold prepayment loss (Note 6)	12.3	—	12.3	—
Inventory net realizable value (write-up) write-down	(7.0)	0.4	(6.2)	(6.3)
Gain on revaluation of investments	(0.2)	(0.4)	(1.8)	(0.9)
Total other non-cash adjustments	12.3	(2.1)	37.2	53.0

22 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
17. Segmented information
(a) Segment revenues and results
The Company manages its reportable segments by operating mines. Earnings (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended June 30, 2025
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	55.0	194.3	—	249.3
Copper revenues	53.8	—	—	53.8
Silver revenues	1.1	4.2	—	5.3
Total revenues(2)	109.9	198.5	—	308.4
Operating expenses	43.1	67.9	—	111.0
Depreciation and depletion	27.0	39.0	—	66.0
Revenue less cost of goods sold	39.8	91.6	—	131.4
Corporate administration	—	—	5.5	5.5
Share-based payment expenses	—	—	9.0	9.0
New Afton free cash flow interest expense	(6.0)	—	—	(6.0)
Exploration and business development	5.6	4.2	0.2	10.0
Earnings (loss) from operations	40.2	87.4	(14.7)	112.9
Finance income				1.5
Finance costs				(11.7)
Other losses				(30.7)
Earnings before taxes				72.0
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended June 30, 2025.
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                                    Exhibit

Three months ended June 30, 2024
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	40.9	115.7	—	156.6
Copper revenues	56.6	—	—	56.6
Silver revenues	1.0	4.0	—	5.0
Total revenues(2)	98.5	119.7	—	218.2
Operating expenses	44.6	64.9	—	109.5
Depreciation and depletion	20.4	49.4	—	69.8
Revenue less cost of goods sold	33.5	5.4	—	38.9
Corporate administration	—	—	5.4	5.4
Share-based payment expenses	—	—	3.5	3.5
Exploration and business development	2.8	2.8	0.4	6.0
Earnings (loss) from operations	30.7	2.6	(9.3)	24.0
Finance income				1.8
Finance costs				(2.3)
Other losses				(0.5)
Earnings before taxes				23.0
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended June 30, 2024.

Six months ended June 30, 2025
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	107.7	291.0	—	398.7
Copper revenues	109.1	—	—	109.1
Silver revenues	2.3	7.4	—	9.7
Total revenues(2)	219.1	298.4	—	517.5
Operating expenses	83.7	130.7	—	214.4
Depreciation and depletion	51.6	71.7	—	123.3
Revenue less cost of goods sold	83.8	96.0	—	179.8
Corporate administration	—	—	10.8	10.8
Corporate restructuring(3)	—	—	3.3	3.3
Share-based payment expenses	—	—	13.5	13.5
New Afton free cash flow interest expense	2.8	—	—	2.8
Exploration and business development	9.6	5.8	(0.8)	14.6
Earnings (loss) from operations	71.4	90.2	(26.8)	134.8
Finance income				2.5
Finance costs				(25.4)
Other losses				(53.9)
Earnings before taxes				58.1
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30, 2025.
3.In March 2025, the Company recognized a restructuring charge of $3.3 million in severance and other termination benefits related to changes at the executive leadership level of the organization.

24 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

Six months ended June 30, 2024
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	74.7	226.4	—	301.1
Copper revenues	100.5	—	—	100.5
Silver revenues	1.7	7.0	—	8.7
Total revenues(2)	176.9	233.4	—	410.3
Operating expenses	86.5	129.8	—	216.3
Depreciation and depletion	41.0	91.5	—	132.5
Revenue less cost of goods sold	49.4	12.1	—	61.5
Corporate administration	—	—	11.2	11.2
Share-based payment expenses	—	—	4.3	4.3
Exploration and business development(3)	6.2	2.9	(2.2)	6.9
Earnings (loss) from operations	43.2	9.2	(13.3)	39.1
Finance income				3.9
Finance costs				(4.9)
Other losses				(55.6)
Loss before taxes				(17.5)
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30, 2024.
3.Exploration and business development includes BC Exploration tax credits of $3.2 million received during the first quarter of 2024

(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets	Total liabilities		Capital expenditures(1)
	As at June 30	As at December 31	As at June 30	As at December 31	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024	2025	2024	2025	2024
SEGMENTED ASSETS AND LIABILITIES
New Afton	1,187.9	923.1	136.9	147.1	26.8	32.4	50.8	63.9
Rainy River	1,090.8	985.9	418.3	361.1	65.3	39.8	116.5	69.4
Other (2)	182.9	94.8	804.8	443.2	—	—	—	—
Total segmented assets, liabilities and capital expenditures	2,461.6	2,003.8	1,360.0	951.5	92.1	72.2	167.3	133.3
1.Mining interests per consolidated statement of cash flows.
2.Other includes corporate balances and CSP..

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                                    Exhibit
18. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the six months ended June 30, 2025 or the year ended December 31, 2024. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodology for Level 1 financial assets and liabilities:
Investments
The fair value of the investments are measured based on the investee's closing share price on the reporting date.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Gold prepayment obligation
The fair value of the gold prepayment liability is calculated using the mark-to-market method based on the average gold forward prices.

Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Fuel hedge swap contracts
The fair value of the fuel hedge swap contracts is calculated using the mark-to-market forward prices of diesel, based on the applicable settlement dates of the outstanding swap contracts.

26 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Rainy River gold stream obligation
The fair value of the Rainy River gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2032 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at June 30, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		225.8		105.2
Trade and other receivables(1)	Financial assets at amortized cost		26.8		25.0
Provisionally priced contracts	Financial instruments at FVTPL	2	1.7	2	(0.5)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(1.5)	2	1.7
Foreign exchange forward contracts	Financial instruments at FVTPL	2	2.6	2	—
Fuel hedge swap contracts	Financial Instruments at FVTPL	2	0.3	2	—
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		146.9		151.9
Long-term debt	Financial liabilities at amortized cost		543.8		397.0
Current debt	Financial liabilities at amortized cost		110.5		—
Foreign exchange forward contracts	Financial instruments at FVTPL	2	—	2	5.3
Rainy River gold stream obligation	Financial instruments at FVTPL	3	244.9	3	217.2
Gold prepayment obligation	Financial instruments at FVTPL	2	112.4	2	—
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

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                                    Exhibit
The carrying values and fair values of the Company’s financial instruments are as follows:

	As at June 30, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	225.8	225.8	105.2	105.2
Trade and other receivables(1)	26.8	26.8	25.0	25.0
Provisionally priced contracts	1.7	1.7	(0.5)	(0.5)
Gold and copper swap contracts	(1.5)	(1.5)	1.7	1.7
Foreign exchange forward contracts	2.6	2.6	—	—
Fuel hedge swap contracts	0.3	0.3	—	—
FINANCIAL LIABILITIES
Trade and other payables(2)	146.9	146.9	151.9	151.9
Long-term debt	543.8	564.0	397.0	404.0
Current debt	110.5	111.2	—	—
Foreign exchange forward contracts	—	—	5.3	5.3
Rainy River gold stream obligation	244.9	244.9	217.2	217.2
Gold prepayment obligation	112.4	112.4	—	—
1.Trade and other receivables exclude provisionally priced contracts and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

19. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2025, these commitments totaled $76.5 million. This compares to commitments of $63.7 million as at December 31, 2024. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intention to fulfill the contracts.
20. Subsequent Events
On July 15, 2025, the Company redeemed the remaining $111.2 million aggregate principal amount of the outstanding 2027 Unsecured Notes.
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